Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, NIS 0.015 par value per share, of Tufin Software Technologies Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: November 16, 2020

Justin B. Borus

Ibex Investors LLC

Ibex Israel Fund LLLP

Ibex GP LLC

Ibex Investment Holdings LLC

Ibex Investment Holdings II LLC

By:	/s/ Justin B. Borus
Justin B. Borus, for himself and as the
Manager of each of the Investment
Manager, IM Holdings, the General
Partner (for itself and on behalf of the
Fund) and GP Holdings

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